FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

September 26, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 26, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer and Newmont Ventures Limited propose to form a strategic gold exploration alliance targeting north-west Argentina.

Item 5.	Full Description of Material Change

The Issuer has agreed on a non-binding term sheet with respect to the commercial terms for the formation of a regional exploration alliance (“Alliance”) with Newmont Ventures Limited (“Newmont”) to jointly conduct exploration for a variety of gold deposit types in north-west Argentina.

During the past three years, the Issuer’s Argentinean exploration teams have performed extensive in-house district scale target generation and subsequent follow-up regional exploration surveys specifically targeting bulk tonnage potential gold properties and concepts.  The Issuer will utilize this comprehensive regional experience to prioritize targets and to manage and operate the exploration program on behalf of the Alliance.  In return, the Issuer will have access to Newmont’s propriety exploration technologies, including proven ‘mine-finding’ ultra-low detection geochemical and geophysical techniques, as well as the specialist technical expertise of the global gold mining giant.

The full terms of the proposed Alliance will be announced upon final approval and execution of the definitive agreement.  The parties have commenced exploration work in order to take full advantage of the forthcoming Argentinean field season.

Regional Exploration Alliance

The Alliance will operate within the northern portion of the Issuer’s Sediment Hosted Vein (SHV) project area, where the Issuer holds twelve gold bearing properties encompassing some 1,200 square kilometres as part of its SHV Gold targeting initiative.  The Alliance will cover an area of approximately 36,000 square kilometres (Figure 1).

Newmont will not, by virtue of its participation in the Alliance, earn any interest in any existing Issuer properties.  However, it will have the right to earn an interest in certain Issuer properties through separate option agreements, as discussed below.

The Issuer’s high priority Incahuasi Gold project lies outside of the Alliance area, and therefore is not subject to any of the terms of the Alliance agreement.  The Incahuasi Project will be the subject of further drilling and associated work by the Issuer in the coming field season.

Existing Cardero Properties within the Alliance Area

Existing Issuer properties located within the Alliance area have been designated as either Option Properties or Excluded Properties.

Excluded Properties

The Issuer has excluded four properties from the Alliance (shown in red on Figure 2) and will continue to advance these projects independently during the forthcoming field season.

Option Properties

All other Issuer properties within the Alliance area have been designated as Option Properties (shown in green in Figure 2).  Newmont will not earn any interest in these properties through the Alliance, but has the right to elect to enter into an option to acquire an interest in some or all of the excluded properties at any time during the term of the Alliance.

Exploration Alliance Property Acquisitions

Any properties acquired by the Alliance will be held, initially, 50:50 by the Issuer and Newmont, subject to dilution.

Regional Exploration Alliance Work Program

Under the terms of the Alliance, the Issuer will have access to proprietary Newmont exploration technologies such as Bulk Leach Extractable Gold (BLEG) sampling, interpretation of remote sensing imagery and interpretation of geophysical data.

Newmont commenced interpretation of Aster satellite imagery in recent weeks and this review is almost complete.  Fieldwork in the upcoming months will be focussed on regional BLEG sampling with approximately 2,000 samples planned to screen 11,000 square kilometres of prospective terrain previously identified by the Issuer geoscientists.  This work will ideally place the Alliance to rapidly advance targets.  Detailed geophysical surveys on pre-existing targets will begin in October with subsequent targets identified by BLEG sampling being screened later in the field season.

Funding

Terms of the Alliance, include expenditures of up to $4.5 million over three exploration phases.  Full details of such expenditures will be announced upon final approval and execution of the definitive agreement.

Exposure to Asset-Backed Canadian Paper

The Issuer would like to confirm that it has no exposure to any asset-backed Canadian paper.  Other than cash held by its subsidiaries for their immediate operating needs in Mexico, Argentina and Peru, all of the Issuer’s cash reserves are on deposit with a major Canadian chartered bank or invested in GIC’s issued by that bank.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the settlement and execution of formal documentation with respect to the proposed regional exploration alliance with Newmont, the cost and timing of future anticipated exploration programs and the results thereof and the potential discovery and delineation of mineral deposits/resources/ reserves as a result of exploration by the proposed Issuer/Newmont regional exploration alliance.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

September 26, 2007